UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
Gelesis Holdings, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
36850R204
(CUSIP Number)
January 31, 2022
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36850R204

1	NAME OF REPORTING PERSON: Pacific Investment Management Company LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,823,876 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,823,876 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,823,876 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9% (2)
12	TYPE OF REPORTING PERSON IA, OO

(1) Includes 3,760,000 shares of Common Stock that the Reporting Person has the right to acquire upon exercise of warrants at an exercise price of $11.50 per share (the “Warrant Shares”).

(2)  Based on (i) 72,214,287 shares of Common Stock outstanding as of January 13, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 20, 2022, plus (ii) the Warrant Shares.

CUSIP No. 36850R204

SCHEDULE 13G

Item 1(a)	Name of Issuer: Gelesis Holdings, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 501 Boylston Street, Suite 6102, Boston, MA 02116
Item 2(a)	Name of Person Filing: Pacific Investment Management Company LLC (“PIMCO”)
Item 2(b)	Address of Principal Business Office, or if None, Residence: 650 Newport Center Drive, Newport Beach, California 92660
Item 2(c)	Citizenship: Delaware
Item 2(d)	Title of Class of Securities: Common Stock, $0.0001 par value per share
Item 2(e)	CUSIP Number: 36850R204
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act;
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act;
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);
	(e)	[X] Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ] Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ] Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);
	(h)	[ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J); or
	(k)	[ ] Group, in accordance with Rule13d-1(b)(1)(ii)(K);
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

CUSIP No. 36850R204

Item 4
Ownership:

(a) through (c):

The information requested herein is incorporated by reference to the cover page to this Schedule 13G.

The securities reported in this Schedule 13G are held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO’s affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release. PIMCO also disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable.
Item 6
Ownership of More Than Five Percent on Behalf of Another Person:

GCCU VI LLC and TOCU XXIX LLC, private funds of which PIMCO is the investment adviser, hold the securities reported herein for the benefit of their respective investors, in their respective investment advisory accounts managed by PIMCO, and each such fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that it holds.  GCCU VI LLC has an interest in 4,911,938 of the shares reported herein, representing approximately 6.6% of the class.  TOCU XXIX LLC has an interest in 4,911,938 of the shares reported herein, representing approximately 6.6% of the class.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.
Item 8	Identification and Classification of Members of the Group: Not Applicable.
Item 9	Notice of Dissolution of Group: Not Applicable.
Item 10
Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 36850R204

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
By:	/s/ Jason Nagler
Name: Title:	Jason Nagler Senior Vice President

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